FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of :  September, 2003

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated September 23, 2003, relating to the sale by Lafarge of its stake in Materis.

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Euronext: LG, NYSE: LR	PRESS RELEASE Paris, 23 September 2003

Lafarge announces sale of its stake in Materis

Lafarge today announced that it has signed an agreement for the sale of its stake in Materis to LBO France, an investment fund. The transaction amounts to a total of approximately €210 million. It takes place concurrently with the sale by CVC Capital Partners, Advent International and Carlyle of their own stake in Materis. Lafarge will invest €20 million in the newly created company (equivalent to a 7% equity stake).

Lafarge continues to pursue its selective asset disposal programme announced for 2003 of between €400 to €600 million. Including the sale of its stake in Materis, a total amount of €450 million from disposals has now been secured.

This acquisition remains subject to customary approvals from the regulatory authorities.

Lafarge is the world leader in building materials and employs 77,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge posted sales of €14.6 billion in 2002. For further information, please visit our web site at: www.lafarge.com

PRESS CONTACTS:	INVESTOR RELATIONS:

Véronique Doux: (+33) 1 44 34 19 47	James Palmer: (+33) 1 44 34 11 26
veronique.doux@lafarge.com	james.palmer@lafarge.com

Brunswick	Danièle Daouphars: (+33) 1 44 34 11 51
Stéphanie Tessier (+33) 1 53 96 83 79	daniele.daouphars@lafarge.com
stessier@brunswickgroup.com

Statements made in this press release that are not historical facts, including information about our plans for divestitures, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Commission des Opérations de Bourse and the US Securities and Exchange Commission including its Reference Document COB number D03-0375 as updated on June 5, 2003 and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 23, 2003		Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau

	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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